August 21, 2008

By Electronic Submission

Mr. Mark Kronforst

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Red Hat, Inc.
Form 10-K for Fiscal Year Ended February 29, 2008
Form 10-Q for the Quarterly Period Ended May 31, 2008
SEC File No. 001-33162

Dear Mr. Kronforst:

Set forth below, please find our responses to the comments regarding the above referenced filing provided by you in your letter to us dated August 7, 2008.

All responses set forth below are keyed to the headings and numbers used in your letter.

Form 10-K for the Fiscal Year Ended February 29, 2008

Risk Factors

We rely on software licensed from other parties … page 20

1.	You indicate in your response to prior comment 1, that you are not “materially dependent” on third-party software licenses, though your revised disclosure continues to indicate that you are reliant on such licenses with respect to “aspects” of your business that you do not describe. Further, you continue to state that the loss of various types of software could result in your having to redesign your products, design the components yourself or eliminate the functionality, all of which it would appear could materially impact your business. Please provide us with the factual basis for your conclusion that you are not materially dependent on third-party software licenses. In your response, please address the aspects of your business that could be disrupted, the nature of the software licenses to which you refer, how easy or difficult it would be for you to redesign a product or design a component and what the impact would be on your business if you were required to eliminate the functionality altogether.

Mr. Mark Kronforst

August 21, 2008

Response:

Red Hat’s business is based on the distributed open source development model which utilizes many distributed developers. There are reported to be thousands of software developers (not employed by us) who have contributed to the thousands of modular open source software packages included in our software offerings. Each of these contributions is covered by an open source copyright license.

While the loss of any third-party license included in our software offerings could, at least temporarily, limit the functionality of an offering, we believe that the loss of any single such license is unlikely to have a material impact on our business for several reasons.

First, while the functionality impacted could be found potentially anywhere in our software, we believe that any single contributor’s contributions would represent rather limited functionality that has a modular place in our offerings.

Second, we believe that if a license were not available, we and the community of developers in which we participate would likely be able to create or license from third parties the covered functionality without undue difficulty, thereby offering alternative sources of supply, within a period of time that would not be likely to result in a material impact on our business.

Third, we do not believe that the revenue attributable to any single license is material in amount.

Form 10-Q for the Quarterly Period Ended May 31, 2008

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 26

2.	Please refer to prior comment 3. In your discussion of changes in revenue, you refer to various factors that have materially impacted results without quantifying the impact of each factor. For example, you disclose on page 32 that subscription revenue increased 26.8% due primarily to additional subscriptions and to product innovations, which in turn is due in part to continued migration of larger enterprises in various industries to your open source platforms. As another example, you state that training revenue increased 27.0% as a result of continued demand for Red Hat Certified Engineers, Technicians and Architects as well as training classes provided by resellers. Where a material change is attributed to two or more factors, including any offsetting factors, the contributions of each identified factor should be described in quantified terms. See Section III.D. of SEC Release 33-6835. Tell us what consideration you gave to quantifying the various factors that contributed to, or offset, material changes in revenue from period to period.

Mr. Mark Kronforst

August 21, 2008

Response:

In the two examples noted, we identify but do not distinguish between (i) factors that we believe are necessary to understand material changes in financial performance and (ii) trends that we believe are contributing to these changes but either are not quantifiable, are not tracked by management or in our view are not necessary to an understanding of these material changes. Each of these examples is discussed below.

A. “...subscription revenue increased 26.8% due primarily to additional subscriptions and to product innovations, which in turn is due in part to continued migration of larger enterprises in various industries to your open source platform”.

Direct subscription sales related to our RHEL offerings accounted for 95% or $26.3 million of the $27.6 million year over year change. There were no other individually significant factors that either contributed to or offset the remaining $1.3 million year over year variance. Product innovations and continued migration to our open source platform are not meant to be considered as separate, quantifiable factors. Rather, we believe that additional subscriptions are being driven by continued innovations, upgrades or enhancements to our principal enterprise technology (RHEL) and the continued migration of larger enterprises to open source offerings. These two trends are simply meant to highlight, qualitatively or anecdotally, what we believe are underlying reasons for our subscription growth.

B. “... training revenue increased 27% as a result of continued demand for Red Hat Certified Engineers, Technicians and Architects as well as training classes provided by resellers.”

Training related to our RHEL offerings accounted for 85% or $2.1 million of the $2.4 million year-over-year change. There were no other individually significant factors that either contributed to or offset the remaining $0.3 million year-over-year variance. Although we may train Red Hat Certified Engineers in classes separate from Red Hat Certified Technicians and Architects, we do not currently track revenue for each designation separately. Moreover, we do not believe that differentiating among such designations is relevant to understanding any trends in demand for overall training related to our RHEL offerings. In addition, our reference to training classes provided by resellers was simply meant to describe one way in which we were able to meet increased demand for our training. We do not currently track financial results attributable to training classes delivered by third parties separately from training classes delivered internally, as such differentiation or quantification is not deemed to be material by senior management.

In future filings, we will attempt to distinguish between and quantify when appropriate (i) separate, quantifiable factors that are necessary to understand material changes in financial performance and (ii) trends that we believe are contributing to these changes but either are not readily quantifiable (e.g. product innovation), are not tracked by management (e.g. revenue attributable to the training of Red Hat Certified Engineers, Red Hat Certified Technicians and

Mr. Mark Kronforst

August 21, 2008

Red Hat Certified Architects as separate designations) or in our view are not necessary to an understanding of these material changes (e.g. training classes delivered by Red Hat vs. training classes delivered by third parties).

Item 4. Controls and Procedures, page 40

3.	We note the following statement in your Form 10-Q: “A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met.” In your response letter, please confirm, if true, that your CEO and CFO concluded that your disclosure controls and procedures were effective at the reasonable assurance level as of the end of the period covered by your Form 10-Q. In addition, ensure that future reports clarify whether your CEO and CFO have concluded that the controls and procedures are effective at the reasonable assurance level. In the alternative, omit from future filings the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of SEC Release No. 33-8238, Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports.

Response:

We confirm that our CEO and CFO concluded that our disclosure controls and procedures were effective at the reasonable assurance level as of the end of the period covered by our Form 10-Q for the quarterly period ended May 31, 2008. We will also clarify in future filings whether our CEO and CFO have concluded that our disclosure controls and procedures were effective at the reasonable assurance level.

The Company hereby acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Mark Kronforst

August 21, 2008

If you require additional information concerning this letter, we would be glad to have a telephone conference call at your convenience. Please contact me at (919) 754-4441 to arrange such a call.

Sincerely,

/s/ Charles E. Peters, Jr.
Charles E. Peters, Jr.
EVP & Chief Financial Officer
Red Hat, Inc.